Prenetics Announces Third Quarter 2024 Financial Results

Revenue Grew 59.4% to $7.8 million from Prior Year and 30.9% Sequentially

Officially Launched IM8Health.com, a new premium supplements brand

Tencent Invests $30 million in Insighta’s Early Cancer Detection

Reiterates Revenue Target to Exceed $33 million for FY 2024

CHARLOTTE, N.C., November 27, 2024 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading health sciences company, today announced unaudited financial results for the third quarter ended September 30, 2024, along with recent business updates.

Third Quarter 2024 Financial Highlights
•Revenue from continuing operations of $7.8 million, as compared to $4.9 million in the third quarter 2023, an increase of 59.4%.
•Gross profit from continuing operations of $3.9 million, as compared to $1.7 million in the third quarter of 2023, an increase of 138.6%.
•Gross margin of continuing operations increased to 50.8% from 33.9% in the third quarter 2023, driven by operational efficiencies, better pricing strategies, and cost optimization measures.
•Adjusted EBITDA1 loss from continuing operations of $5.8 million, an improvement compared to $6.1 million in the third quarter 2023.
•Cash and other short-term assets2 of $69.1 million and debt-free as of September 30, 2024.
•Insighta3, our early cancer detection venture with Professor Dennis Lo, had a cash balance of $81.6 million on its balance sheet and debt-free as of September 30, 2024.

Third Quarter 2024 and Subsequent Operational Updates
•Successfully launched IM8health.com on November 18, 2024 and shipping to 31 countries and regions. Initial customer response has been very positive.
•Completed the acquisition of Europa Sports Partners: Established Prenetics' U.S. headquarters in Charlotte, NC. Europa, along with its third-party logistics arm Hubmatrix, supported IM8's U.S. launch while undergoing a digital transformation focused on advanced consumer technologies and digital strategies.
•Consummated Tencent's $30 million strategic investment in Insighta: Collaboration with Tencent leverages their AI resources and healthcare expertise to advance early cancer detection through venture business Insighta.
•Cash and short-term assets increased to approximately $98 million: Tencent’s $30 million secondary investment, boosted cash and other short-term assets.
•CircleDNA and ACT Genomics are on track to achieve business-unit breakeven by the second half of 2024.
1 Adjusted EBITDA is defined as loss from operations excluding (1) employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) amortization of deferred expenses, (4) acquisition and transaction-related costs, (5) strategic realignment and discontinued products impact, and (6) finance income and exchange gain or loss, net. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items.
2 Represents current assets, including cash and cash equivalents totaling $31.9 million, financial assets at fair value through profit or loss of $10.9 million, and trade receivables of $5.7 million, amongst other accounting line items under current assets as of September 30, 2024.
3 As of September 30, 2024, we owned 50% shareholding in Insighta, which was accounted for under equity-accounted investee. Equity-accounted investees, totaling $97.6 million as of September 30, 2024, were classified as non-current assets on our balance sheet.

Management Commentary
Danny Yeung, Chief Executive Officer and Co-Founder, remarked: “I am incredibly proud of our team's execution and the strides we've made in launching IM8 Health, a brand that fills a significant unmet need in the health and wellness market with science-backed premium supplements supported by clinical trials and third-party testing. This launch represents a pivotal moment in our growth strategy, reflecting our commitment to innovation and consumer trust. These efforts have also been supported by a strong third quarter, with 59.4% year-over-year revenue growth and 30.9% growth from the second quarter. Improved gross margins further highlight our focus on operational excellence and cost optimization, even as we invest in structuring the Company for IM8’s success—including the strategic acquisition of Europa to support our US expansion.”

Mr. Yeung continued, “With Tencent’s $30 million investment to purchase secondary shares, Insighta’s valuation of $200 million has been validated, further strengthening our financial position. This strategic collaboration will enhance our early cancer detection and diagnostic capabilities by leveraging AI and positions us for future growth. As we approach the close of 2024, we are energized by the growth opportunities arising from our strategic pivot to the US market and are confident in surpassing our FY 2024 revenue target of $33 million. IM8 is not just another launch—it’s the start of a transformative journey in consumer health, built on science, innovation, and trust, and we remain committed to driving additional value for our shareholders.”

About Prenetics
Prenetics (NASDAQ:PRE), a leading health sciences company, is dedicated to advancing consumer and clinical health. Our consumer initiative is led by IM8, a new health and wellness brand and Europa, one of the largest sports distribution companies in the USA. Our clinical division is led by Insighta, our $200 million venture focused on multi-cancer early detection technologies. This is followed by ACT Genomics, which has achieved FDA clearance for comprehensive genomic profiling of solid tumors, and CircleDNA, which uses NGS to offer comprehensive DNA tests. Each of Prenetics’ units synergistically enhances our global impact on health, embodying our commitment to ‘enhancing life through science’. To learn more about Prenetics, please visit prenetics.com.

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities, especially in precision oncology. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
Prenetics Global Limited
angela.hm.cheung@prenetics.com

Basis of Presentation
Non-IFRS Financial Measure has been provided in the financial statements tables included at the end of this press release. An explanation of this measure is also included below under the heading “Non-IFRS Financial Measure”.

Non-IFRS Financial Measure
To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measure, adjusted EBITDA loss from continuing operations. This non-IFRS financial measure is not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes this non-IFRS financial measure is useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) Employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) Amortization of deferred expenses, (4) Acquisition and transaction-related costs, (5) Strategic realignment and discontinued products impact, and (6) finance income and exchange gain or loss, net — items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/ or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA loss from continuing operations (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of financial position
(Expressed in United States dollars unless otherwise indicated)

	September 30,	June 30,	December 31,
	2024	2024	2023
Assets
Property, plant and equipment	$9,238,067	$4,745,228	$5,777,794
Intangible assets	11,987,708	12,455,997	13,424,648
Goodwill	37,363,809	29,170,123	29,170,123
Interests in equity-accounted investees	97,575,853	97,875,233	98,464,875
Financial assets at fair value through profit or loss	9,371,064	9,371,064	9,371,064
Deferred tax assets	—	27,627	27,680
Deferred expenses	—	—	3,530,756
Other non-current assets	1,110,390	968,525	743,173
Non-current assets	166,646,891	154,613,797	160,510,113
Deferred expenses	5,648,473	7,710,439	8,312,890
Inventories	8,932,408	2,878,258	3,126,776
Trade receivables	5,706,585	4,086,030	4,058,007
Deposits, prepayments and other receivables	5,857,371	11,797,508	5,284,848
Amount due from a related company	2,574	2,561	5,123
Amount due from an equity-accounted investee	139,909	120,966	132,114
Financial assets at fair value through profit or loss	10,893,094	10,893,094	11,034,200
Short-term deposits	—	—	16,000,000
Cash and cash equivalents	31,939,164	41,204,165	45,706,448
Current assets	69,119,578	78,693,021	93,660,406
Total assets	$235,766,469	$233,306,818	$254,170,519
Liabilities
Deferred tax liabilities	$2,162,250	$2,238,336	$2,614,823
Warrant liabilities	205,942	311,152	223,850
Lease liabilities	3,637,751	1,181,457	867,215
Other non-current liabilities	346,955	286,047	823,345
Non-current liabilities	6,352,898	4,016,992	4,529,233
Trade payables	8,740,592	1,693,564	1,671,019
Accrued expenses and other current liabilities	8,174,008	6,821,131	8,174,815
Contract liabilities	5,709,876	5,480,399	6,111,017
Lease liabilities	2,849,971	1,183,046	1,502,173
Liabilities for puttable financial instrument[4]	16,409,452	15,707,143	14,622,529
Tax payable	7,433,612	7,402,553	7,402,461
Current liabilities	49,317,511	38,287,836	39,484,014
Total liabilities	55,670,409	42,304,828	44,013,247
Equity
Share capital	19,094	19,024	18,308
Reserves	178,659,723	188,225,181	206,339,490
Total equity attributable to equity shareholders of the Company	178,678,817	188,244,205	206,357,798
Non-controlling interests	1,417,243	2,757,785	3,799,474
Total equity	180,096,060	191,001,990	210,157,272
Total equity and liabilities	$235,766,469	$233,306,818	$254,170,519

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(Expressed in United States dollars unless otherwise indicated)

	Nine Months Ended
	September 30,	September 30,
	2024	2023
		(Restated)
Continuing operations
Revenue	$20,132,902	$16,314,215
Direct costs	(8,634,517)	(10,154,500)
Gross profit	11,498,385	6,159,715
Other income and other net gain	1,451,384	3,791,541
Selling and distribution expenses[5]	(6,230,284)	(6,334,964)
Research and development expenses[5]	(8,344,625)	(9,830,791)
Administrative and other operating expenses[5]	(29,951,055)	(32,420,130)
Loss from operations	(31,576,195)	(38,634,629)
Fair value loss on financial assets at fair value through profit or loss	(141,106)	(3,944,407)
Fair value gain on warrant liabilities	17,908	2,679,485
Share of loss of equity-accounted investees	(909,455)	(170,717)
Other finance costs	(124,370)	(120,735)
Loss before taxation	(32,733,218)	(40,191,003)
Income tax credit	450,479	164,199
Loss from continuing operations	(32,282,739)	(40,026,804)
Discontinued operation
Profit/(loss) from discontinued operation, net of tax[6]	18,582	(7,234,839)
Loss for the period	(32,264,157)	(47,261,643)
Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	(296,142)	677,474
Total comprehensive income for the period	$(32,560,299)	$(46,584,169)
Loss attributable to:
Equity shareholders of Prenetics	$(29,962,285)	$(45,776,458)
Non-controlling interests	(2,301,872)	(1,485,185)
	$(32,264,157)	$(47,261,643)
Total comprehensive income attributable to:
Equity shareholders of Prenetics	$(30,178,068)	$(44,534,436)
Non-controlling interests	(2,382,231)	(2,049,733)
	$(32,560,299)	$(46,584,169)
Loss per share:
Basic	(2.42)	(4.18)
Diluted	(2.42)	(4.18)
Loss per share - Continuing operations:
Basic	(2.42)	(3.52)
Diluted	(2.42)	(3.52)
Weighted average number of common shares:
Basic	12,388,243	10,964,344
Diluted	12,388,243	10,964,344

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(Expressed in United States dollars unless otherwise indicated)

	Three Months Ended
	September 30,	June 30,	September 30,
	2024	2024	2023
			(Restated)
Continuing operations
Revenue	$7,777,973	$5,941,532	$4,878,941
Direct costs	(3,830,506)	(2,173,260)	(3,224,316)
Gross profit	3,947,467	3,768,272	1,654,625
Other income and other net (loss)/gain	(48,625)	752,118	1,627,592
Selling and distribution expenses[5]	(1,915,373)	(2,416,438)	(1,662,029)
Research and development expenses[5]	(2,588,117)	(3,025,458)	(4,004,476)
Administrative and other operating expenses[5]	(11,203,672)	(9,687,454)	(10,559,225)
Loss from operations	(11,808,320)	(10,608,960)	(12,943,513)
Fair value loss on financial assets at fair value through profit or loss	—	(141,106)	—
Fair value gain/(loss) on warrant liabilities	105,210	(167,888)	926,739
Share of (loss)/profit of equity-accounted investees	(329,512)	(363,698)	54,567
Other finance costs	(80,552)	(27,479)	(35,492)
Loss before taxation	(12,113,174)	(11,309,131)	(11,997,699)
Income tax credit	75,307	89,234	11,544
Loss from continuing operations	(12,037,867)	(11,219,897)	(11,986,155)
Discontinued operation
(Loss)/profit from discontinued operation, net of tax[6]	(28,963)	74,160	(2,094,298)
Loss for the period	(12,066,830)	(11,145,737)	(14,080,453)
Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	474,278	(339,976)	(480,209)
Total comprehensive income for the period	$(11,592,552)	$(11,485,713)	$(14,560,662)
Loss attributable to:
Equity shareholders of Prenetics	$(10,672,236)	$(10,721,954)	$(13,570,455)
Non-controlling interests	(1,394,594)	(423,783)	(509,998)
	$(12,066,830)	$(11,145,737)	$(14,080,453)
Total comprehensive income attributable to:
Equity shareholders of Prenetics	$(10,252,010)	$(10,924,679)	$(14,000,699)
Non-controlling interests	(1,340,542)	(561,034)	(559,963)
	$(11,592,552)	$(11,485,713)	$(14,560,662)
Loss per share:
Basic	$(0.84)	$(0.88)	$(1.16)
Diluted	(0.84)	(0.88)	(1.16)
Loss per share - Continuing operations:
Basic	(0.84)	(0.88)	(0.98)
Diluted	(0.84)	(0.88)	(0.98)
Weighted average number of common shares:
Basic	12,722,810	12,222,337	11,743,434
Diluted	12,722,810	12,222,337	11,743,434

PRENETICS GLOBAL LIMITED
Non-IFRS Financial Measures
(Expressed in United States dollars unless otherwise indicated)

Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA loss from continuing operations (Non-IFRS)

	Nine Months Ended
	September 30,	September 30,
	2024	2023
		(Restated)
Loss from operations from continuing operations under IFRS	$(31,576,195)	$(38,634,629)
Employee equity-settled share-based payment expenses	4,861,707	10,632,798
Depreciation and amortization	4,530,392	5,106,206
Amortization of deferred expenses	6,195,173	6,064,443
Acquisition and transaction-related costs	1,824,210	—
Strategic realignment and discontinued products impact	162,678	1,767,296
Finance income, exchange gain or loss, net	(1,362,803)	(3,579,732)
Adjusted EBITDA loss from continuing operations (Non-IFRS)	$(15,364,838)	$(18,643,618)

	Three Months Ended
	September 30,	June 30,	September 30,
	2024	2024	2023
			(Restated)
Loss from operations from continuing operations under IFRS	$(11,808,320)	$(10,608,960)	$(12,943,513)
Employee equity-settled share-based payment expenses	1,388,861	1,535,578	4,348,329
Depreciation and amortization	1,377,068	1,433,769	1,703,843
Amortization of deferred expenses	2,061,966	2,044,934	2,062,142
Acquisition and transaction-related costs	1,025,900	798,310	—
Strategic realignment and discontinued products impact	125,394	28,994	345,578
Finance income, exchange gain or loss, net	31,980	(694,194)	(1,634,998)
Adjusted EBITDA loss from continuing operations (Non-IFRS)	$(5,797,151)	$(5,461,569)	$(6,118,619)
—————————————————————————
4 In connection with the acquisition of ACT Genomics, the remaining shareholders of ACT Genomics - representing 25.61% of the fully diluted shareholding of ACT Genomics that Prenetics does not own - were granted put options which allow these remaining shareholders to put their remaining shares to Prenetics under certain conditions. The liabilities arising from such put option are recorded as liabilities for puttable financial instrument, and are valued at the present value of the exercise price of the put option. As of September 30, 2024, the shareholding of ACT Genomics was diluted, with the remaining shareholders holding 26.73%.

5 Includes equity-settled share-based payment expenses from continuing operations as follows:

	Nine Months Ended
	September 30,	September 30,
	2024	2023
		(Restated)
Direct costs	$1,026	$—
Selling and distribution expenses	5,054	100,561
Research and development expenses	2,258,374	2,891,754
Administrative and other operating expenses	2,360,340	7,576,866
Total equity-settled share-based payment expenses	$4,624,794	$10,569,181

	Three Months Ended
	September 30,	June 30,	September 30,
	2024	2024	2023
			(Restated)
Direct costs	$5	$440	$—
Selling and distribution expenses	3,591	410	(3,307)
Research and development expenses	689,530	810,450	1,530,858
Administrative and other operating expenses	504,597	699,991	2,798,696
Total equity-settled share-based payment expenses	$1,197,723	$1,511,291	$4,326,247

6 We ceased our COVID-19 testing business entirely in 2023 Q2, and other DNA testing operations in the EMEA regions in 2023 Q4. As a result, COVID-19 testing business and the operations in the EMEA regions are reported as a discontinued operation under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In accordance with IFRS 5, the results of the discontinued operation have been presented separately from the continuing operations in the consolidated statements of profit or loss and other comprehensive income.